SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File Number 33-46530

THE FINOVA GROUP INC. SAVINGS PLAN
(Full title of the plan and the address of the
plan, if different from that of the issuer named below.)

THE FINOVA GROUP INC.
(Name of the issuer of securities held pursuant to the plan.)

4800 N. Scottsdale Rd.
Scottsdale, AZ 85251-7623
(Address of its principal executive office.)

THE FINOVA GROUP INC. SAVINGS PLAN

REPORT OF INDEPENDENT AUDITORS

To the Administration Committee and
Plan Participants of
The FINOVA Group Inc. Savings Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The FINOVA Group Inc. Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Phoenix, Arizona
June 14, 2002

THE FINOVA GROUP INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000
ASSETS
INVESTMENTS, at fair value:
Shares of registered investment companies:
T. Rowe Price Equity Index Fund	$9,455,921	$12,130,057
Vanguard Windsor Fund	9,415,426	9,630,605
T. Rowe Price Growth & Income Fund	6,579,879	7,447,404
T. Rowe Price New America Growth Fund	5,027,778	6,412,952
T. Rowe Price Stable Value Common Trust Fund	5,933,844	5,596,345
T. Rowe Price International Stock Fund	2,601,758	3,930,691
T. Rowe Price Small-CAP Value Fund	3,387,907	2,592,132
T. Rowe Price Prime Reserve Fund	1,488,293	1,902,287
Vanguard Bond Index Fund	2,072,648	1,898,606
T. Rowe Price Spectrum Income Fund	1,724,612	1,855,619
T. Rowe Price International Bond Fund	299,507	166,972
Common Stock:
The FINOVA Group Inc. Common Stock	465,886	1,218,259
Participant notes receivable	1,125,016	1,732,998

Total investments	49,578,475	56,514,927
CONTRIBUTIONS RECEIVABLE	123,218	0
NET ASSETS AVAILABLE FOR BENEFITS	$49,701,693	$56,514,927

See Notes to Financial Statements

THE FINOVA GROUP INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2001	2000
ADDITIONS:
Contributions:
Employee	$3,071,790	$6,183,753
Employer	2,086,768	2,135,063

Total contributions	5,158,558	8,318,816
Rollover deposits	33,528	821,765
Dividends and interest income	1,720,650	4,696,472
Transfer from the FINOVA Group Inc.
Employee Stock Ownership Plan	0	655,625

Total additions	6,912,736	14,492,678
DEDUCTIONS:
Distributions to participants	11,093,203	7,922,879
Net depreciation (appreciation) in fair value of investments:
Mutual Funds	2,984,684	4,009,528
Common Stock	(351,917)	12,681,580

	2,632,767	16,691,108

Total deductions	13,725,970	24,613,987

NET DECREASE	(6,813,234)	(10,121,309)
NET ASSETS AVAILABLE FOR BENEFITS, Beginning of year	56,514,927	66,636,236

NET ASSETS AVAILABLE FOR BENEFITS, End of year	$49,701,693	$56,514,927

See Notes to Financial Statements

THE FINOVA GROUP INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000

1.    DESCRIPTION OF THE PLAN

The following brief description of The FINOVA Group Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

a.  General—The Plan was established March 18, 1992 (date of inception) in connection with the spin-off of The FINOVA Group Inc. and its subsidiaries (the “Company” or “FINOVA”) by The Dial Corp (“Dial”). The initial assets of the Plan were formerly held in the Dial Companies Capital Accumulation Plan (“Dial Plan”) and The Dial Corp Employee Stock Ownership Plan (“Dial ESOP”) for the benefit of employees of the Company participating in the Dial Plan and the Dial ESOP. These amounts were transferred to the Plan in 1992. Employees of the Company are eligible to become a participant in the Plan in the month following employment with FINOVA. Employees are able to reduce their salaries on a pre-tax basis which the Company contributes to the Plan. After-tax contributions were permitted through December 31, 1996. The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.  Investment Programs—Receipts of the Plan are invested by the Plan’s trustee, T. Rowe Price, at the designation of the participants into 11 mutual fund investment choices or FINOVA common stock. All dividends or income generated by the investments are generally reinvested according to the participant’s investment elections.

c.  Participant Notes Receivable—The Plan allows participants to borrow up to the lessor of $50,000 or 50% of their vested account balance, subject to certain restrictions. Such loans have terms of one to five years, except residential mortgage loans, which may have terms up to 25 years. The Plan allows participants to have two loans outstanding concurrently. The loan repayments are reinvested according to the participants’ current investment elections.

d.  Contributions—Employees may elect voluntary pre-tax wage contributions. These pre-tax contributions are contributed to the Plan by the Company and may range from 1% to 15% of taxable compensation (as defined).

Employees of the Company are eligible to receive matching contributions beginning in the month following the first twelve consecutive month period during which they have at least 1,000 hours of service with the Company. The matching contributions are based on employee pre-tax salary contributions to the Plan, up to a maximum of 100% of the first 6% of salary contribution. Effective January 1, 2001, all matching contributions are made to this Plan and can be invested in any of the Plan’s qualified

THE FINOVA GROUP INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

investments, including FINOVA common stock. Through December 31, 2000, the Company’s matching contributions on salary deferrals up to the first 3% of wages were made in FINOVA’s common stock under FINOVA’s Employee Stock Ownership Plan (the “ESOP Plan”). The remaining matching contributions were made to this Plan and could be invested in any of the Plan’s qualified investments, including FINOVA common stock. On December 13, 2000, The FINOVA Group, Inc. approved the merger of the ESOP Plan with the Plan effective December 31, 2000. The merger permits the self-direction of the entire company matching contribution effective January 1, 2001. As a result of the merger, investments in FINOVA common stock with fair value of $655,625, as of December 31, 2000, which were previously nonparticipant-directed, are included in ending plan assets as of that date and became eligible for participant direction.

The Company’s contributions are made at the discretion of the Company’s Board of Directors. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

e.  Distributions—Distributions of Plan assets primarily occur upon participant termination from the Company, financial hardship, disability, retirement or death. Other distributions may occur in accordance with the Plan documents and current ERISA regulations.

f.   Vesting—Contributions to the Plan are 100% vested and nonforfeitable at all times.

g.  Participant Accounts—For each participant, various accounts are maintained to record employee contributions, Company matching contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

h.  Plan Administration—The Plan is administered by a committee of at least three persons appointed by the Board of Directors of the Company. At the Company’s option, the Company paid expenses of maintaining the Plan in 2001 and 2000.

i.  Plan Termination—While it is the Company’s intention to continue the Plan, the Company has the right to terminate or amend the Plan at any time.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Basis of Accounting—The financial statements of the Plan are prepared under the accrual basis of accounting.

b.  Investment Value and Income Recognition—The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

THE FINOVA GROUP INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.   Payment of Benefits—Benefits are recorded when paid.

d.  Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.    PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock and mutual funds managed by T. Rowe Price. T. Rowe Price also serves as the trustee as defined by the Plan.

4.     FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is operating in compliance with all requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

5.    OTHER MATTERS

The FINOVA Group Inc. emerged from Chapter 11 reorganization on August 21, 2001. Since emerging from Chapter 11, the Company has incurred substantial operating losses and has a negative net worth as of December 31, 2001. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Because the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and as such is not subject to the claims of the Company’s creditors, Management does not believe that the reorganization and subsequent operating losses will have an effect on the Plan assets other than the FINOVA common stock.

THE FINOVA GROUP INC. SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
December 31, 2001

Employer Identification Number: 86-0695381         Plan Number: 003
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Cost	Current Value
T. Rowe Price Equity Index Fund*	Common Stock Fund (306,612 shares)	$9,152,889	$9,455,921
Vanguard Windsor Fund	Common Stock Fund (602,009 shares)	9,353,097	9,415,426
T. Rowe Price Growth & Income Fund*	Common Stock Fund (288,388 shares)	6,753,256	6,579,879
T. Rowe Price New America Growth Fund*	Common Stock Fund (162,869 shares)	6,428,966	5,027,778
T. Rowe Price Stable Value Common Trust Fund*	GIC Fund (5,933,844 shares)	5,933,844	5,933,844
T. Rowe Price International Stock Fund*	Common Stock Fund (236,739 shares)	3,383,809	2,601,758
T. Rowe Price Small-CAP Value Fund*	Common Stock Fund (149,510 shares)	3,044,247	3,387,907
T. Rowe Price Prime Reserve Fund*	Money Market Fund (1,488,294 shares)	1,488,294	1,488,293
Vanguard Bond Index Fund	Bond Fund (204,403 shares)	2,035,512	2,072,648
T. Rowe Price Spectrum Income Fund*	Bond Fund (162,699 shares)	1,789,808	1,724,612
T. Rowe Price International Bond Fund*	Bond Fund (38,105 shares)	326,827	299,507
The FINOVA Group Inc. Common Stock*	Common Stock (763,747 shares)	10,662,680	465,886
Participant Notes Receivable	Participant Loans (rate of interest 6.45% to 10.5%), maturing in 2002 to 2023	—	1,125,016

			$49,578,475

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE FINOVA GROUP INC. SAVINGS PLAN

Signature:	/s/ PEGGY A. TAYLOR
Peggy A. Taylor Vice President—Human Resources

Dated: June 28, 2002

Signature:	/s/ STUART A. TASHLIK
Stuart A. Tashlik Senior Vice President—Chief Financial Officer

Dated: June 28, 2002

THE FINOVA GROUP INC. SAVINGS PLAN

COMMISSION FILE NUMBER 33-46530

EXHIBIT INDEX

No.	Title	Page No. in Sequentially Numbered Form 11-K Report

23.1	Independent Auditors’ Consent of Ernst & Young LLP	10